

Report of Independent Accountants

To the Board of Directors and Management of Truist Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Truist Securities, Inc. (the "Company") for the year ended December 31, 2025. Management of Truist Securities, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement, and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 24, 2025 in the amount of $671,128 was compared to the wire payment instructions obtained from Alex Silva, Financial Controller noting no differences. In addition, payment dated February 18, 2026 in the amount of $814,035 was compared to the wire payment instructions obtained from Alex Silva, Financial Controller, on February 18, 2026 and noted no differences.

2. Compared the Total Revenue amount reported on Page 6 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 to the Total Revenue amount of $1,081,165,649 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2025 and noted no exceptions.

3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared additions on line 2b, net loss from principal transactions in securities in trading accounts, of $44,210,262.34 to the December 31, 2025, SIPC calculation file provided by Foster Cougle, Controller, noting no differences.

   b. Compared deductions on line 4c, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions amount, of $2,234,637 to the NFS

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statements for the year and the December 31, 2025, SIPC calculation file provided by Foster Cougle, Controller, noting no differences.

    c. Compared deductions on line 5a, Total interest and dividend expense (FOCUS Report – Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of dividend income of $133,032,463 to the audited financial statements and the December 31, 2025 SIPC calculation file provided by Foster Cougle, Controller, noting no differences.

4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $990,108,811.34 and the General Assessment on page 2, line 8 of $1,485,163, noting no exceptions.

    b. Recalculated the mathematical accuracy of page 1, line 2h, total additions, of $44,210,262.34 with no exceptions.

    c. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $1,125,375,911.34 with no exceptions.

    d. Compared the amounts on page 1, lines 5a and 5b, and observed whether the greater of the two amounts of $133,032,463 was included on page 1, line 5c, Enter the greater of line 5a or 5b with no exceptions.

    e. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $135,267,100 with no exceptions.

    f. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $671,128, with no exceptions.

    g. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $671,128 was included on page 2, line 12, Lesser of line 10 or 11d, with no exceptions.

    h. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of $814,035, noting no exceptions.

    i. Recalculated the mathematical accuracy of page 2, line 14, Interest for 0 days late at 20% per annum, of $0, noting no differences.

    j. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $814,035, noting no differences.

    k. Recalculated the mathematical accuracy of page 2, line 16, Overpayment/credit carried forward (if applicable), of $0, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement,

the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Board of Directors and Management of Truist Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2026

PricewaterhouseCoopers LLP, 214 N Tryon Suite #4200 Charlotte, NC 28202
T: (704) 344 7500, www.pwc.com/us